EXHIBIT 99.1

Execution Version

AMENDING AGREEMENT

THIS AMENDING AGREEMENT (“Amending Agreement”) is made as of the 27th day of October, 2021,

BETWEEN:

AGNICO EAGLE MINES LIMITED,

a corporation existing under the laws of the Province of Ontario,

(“Agnico”),

- and -

KIRKLAND LAKE GOLD LTD.,

a corporation existing under the laws of the Province of Ontario,

(“Kirkland”).

WHEREAS Agnico and Kirkland are parties to a merger agreement dated September 28, 2021 pursuant to which, among other things, Agnico has agreed to acquire all of the issued and outstanding Kirkland Shares (other than Kirkland Shares held by a Dissenting Shareholder) by way of a statutory plan of arrangement of Kirkland under the Business Corporations Act (Ontario) on the terms and subject to the conditions set out therein (such merger agreement, including the schedules attached thereto, being hereinafter referred to collectively as the “Merger Agreement”);

AND WHEREAS Agnico and Kirkland have agreed to amend the Merger Agreement and the Plan of Arrangement to, among other things, remove any payment of cash to Kirkland Shareholders in respect of any fractional Agnico Shares issuable pursuant to the Arrangement, on the terms and subject to the provisions set out herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises, covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby, the parties hereto agree as follows:

Article 1
Interpretation

1.1	Interpretation

(a)           All terms used but not otherwise defined in this Amending Agreement have the respective meanings ascribed to them in the Merger Agreement and grammatical variations of such terms have corresponding meanings.

(b)           Sections 1.2 [Certain Rules of Interpretation], 8.3 [Expenses], 8.4 [Notices], 8.5 [Time of the Essence], 8.6 [Equitable Remedies], 8.7 [Third Party Beneficiaries], 8.8 [Waiver], 8.10 [Entire Agreement], 8.11 [Successors and Assigns], 8.12 [Severability], 8.13 [Governing Law], 8.15 [Rules of Construction], 8.16 [No Personal Liability], 8.17 [Language] and 8.18 [Counterparts] of the Merger Agreement are incorporated herein by reference mutatis mutandis.

Article 2
Amendments

2.1	Amendments to the Merger Agreement and the Plan of Arrangement

Agnico and Kirkland hereby agree that the Merger Agreement is amended with effect from and after the date hereof, as follows:

(a)	Section 2.9(b) of the Merger Agreement is amended by deleting the words “three Business Days” and replacing them with “five Business Days”.

(b)	Section 2.10(a) of the Merger Agreement is amended by deleting the words “and cash equal to the aggregate cash payable pursuant to the Plan of Arrangement”.

(c)	Schedule A to the Merger Agreement is amended by deleting and replacing it in its entirety with the Plan of Arrangement, as amended and restated, attached as Schedule “A” to this Amending Agreement.

(d)	Clause 41 of Schedule E to the Merger Agreement is amended by deleting the words “and to fund the cash payable in respect of any fractional Agnico Shares otherwise issuable to holders of Kirkland Shares pursuant to the Arrangement.”

Article 3
ACKNOWLEDGMENTS and confirmations

3.1	Acknowledgements and Confirmations

(a)	Each of the Parties hereby (i) represents, warrants, acknowledges and confirms to the other that, as of the date of this Amending Agreement, the Merger Agreement, as amended by this Amending Agreement, is and continues to be in full force and effect and (ii) ratifies and confirms all of the terms, conditions and provisions of the Merger Agreement, as amended by this Amending Agreement. In the event of any inconsistency between the terms of this Amending Agreement and the terms of the Merger Agreement, the provisions of this Amending Agreement shall prevail.

(b)	Each of the Parties acknowledges and agrees that as a result of the amendments to the Merger Agreement set out in this Amending Agreement, the Plan of Arrangement, as so amended, is as set out in Schedule “A” hereto.

Article 4
representations AND warranties

4.1	Representations and Warranties

Each Party hereto represents and warrants to each other Party that (i) this Amending Agreement has been duly authorized by all necessary corporate action on its part and no other corporate proceedings on its part is necessary to authorize this Amending Agreement; (ii) this Amending Agreement has been duly executed and delivered by such Party, and constitutes legal, valid and binding agreements of such Party enforceable against it in accordance with the terms of this Amending Agreement subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in granting equitable remedies such as specific performance and injunction; and (iii) the authorization, execution and delivery of this Amending Agreement by such Party does not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition) (x) contravene, conflict with, or result in any violation or breach of such Party’s Constating Documents or the organizational documents of any of its Subsidiaries, (y) contravene, conflict with or result in a violation or breach of any Law applicable to such Party or any of its Subsidiaries, or any Material Contract or any material Authorization to which such Party or and of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound, or (z) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of such Party’s assets; except, in the case of each of (y) and (z), as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect in respect of such Party.

Article 5
MISCELLANEOUS

5.1	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party, do all such further acts and things, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent of this Amending Agreement.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement as of the date first written above.

AGNICO EAGLE MINES LIMITED

by	“Chris Vollmershausen”
	Name:	Chris Vollmershausen
	Title:	Senior Vice President, Legal, General Counsel & Corporate Secretary

KIRKLAND LAKE GOLD LTD.

by	“Jennifer Wagner”
	Name:	Jennifer Wagner
	Title:	Executive Vice President Corporate Affairs and Sustainability

Signature Page – Amending Agreement

SCHEDULE “A”

Plan of Arrangement, as Amended

(see attached)

Schedule A

Plan of Arrangement
Under Section 182 of the Business Corporations Act (Ontario)

Article 1
Definitions And Interpretation

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not otherwise defined shall have the respective meanings specified in the Merger Agreement and the following terms have the following meanings and grammatical variations of those terms have the corresponding meanings:

“Agnico” means Agnico Eagle Mines Limited and includes its successors and permitted assigns.

“Agnico Replacement Options” means the options to acquire Agnico Shares to be issued in exchange for Kirkland Options pursuant to this Plan of Arrangement.

“Agnico Shares” means the common shares in the capital of Agnico as constituted from time to time.

“Arrangement” means the arrangement of Kirkland under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Merger Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Agnico and Kirkland, each acting reasonably.

“Arrangement Resolution” means the special resolution of the Kirkland Shareholders approving the Arrangement to be considered at the Kirkland Meeting, substantially in the form and content of Schedule B to the Merger Agreement.

“Articles of Arrangement” means the articles of arrangement of Kirkland in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Agnico and Kirkland, each acting reasonably.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario.

“CDN” means CHESS Depositary Nominees Pty Limited, the entity that provides depositary services in respect of the Kirkland CDIs.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Consideration” means the consideration to be received by each Kirkland Shareholder pursuant to this Plan of Arrangement in respect of each Kirkland Share that is issued and outstanding immediately prior to the Effective Time, consisting of Consideration Shares equal to the Exchange Ratio.

“Consideration Shares” means the Agnico Shares to be issued to the Kirkland Shareholders pursuant to the Arrangement.

“Continuing Kirkland Director” means the directors of Kirkland who were selected by the Parties to be appointed as directors of Agnico as of the Effective Time pursuant to section 2.12 of the Merger Agreement.

“Continuing Kirkland DSU” means any Kirkland DSU held by a Continuing Kirkland Director.

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

“Depositary” means such Person as Agnico and Kirkland may appoint to act as depositary in relation to the Arrangement.

“Director” means the Director appointed pursuant to section 278 of the OBCA.

“Dissent Rights” has the meaning set out in Section 4.1.

“Dissenting Shareholder” means a registered holder of Kirkland Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of such Kirkland Shares for which Dissent Rights are validly exercised and not withdrawn or deemed to have been withdrawn by such registered holder of Kirkland Shares.

“DRS Advice” has the meaning set out in Section 3.2.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Exchange Ratio” means 0.7935 of an Agnico Share for each Kirkland Share, subject to adjustment pursuant to section 2.11 of the Merger Agreement and Section 3.4 hereof.

“Fair Market Value” with reference to: (a) a Kirkland Share means the volume weighted average price for such Kirkland Share on the TSX for the five (5) trading days immediately prior to the Effective Date; and (b) an Agnico Share means the amount that is the Fair Market Value of a Kirkland Share multiplied by the Exchange Ratio.

“Final Order” means the final order of the Court made pursuant to section 182 of the OBCA in form and substance acceptable to Agnico and Kirkland, each acting reasonably, approving the Arrangement, as such order may be amended, supplemented or varied by the Court (with the consent of both Agnico and Kirkland, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended, supplemented or varied on appeal; provided that any such amendment is acceptable to both Agnico and Kirkland, each acting reasonably.

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority or representative of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation, executive, administrative or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange.

“In-The-Money Amount” means, in respect of a stock option, the amount, if any, by which the aggregate Fair Market Value at that time of the securities subject to the option exceeds the aggregate exercise price of such option.

“Interim Order” means the interim order of the Court made pursuant to section 182 of the OBCA in form and substance acceptable to Agnico and Kirkland, each acting reasonably, providing for, among other things, the calling and holding of the Kirkland Meeting, as such order may be amended, supplemented or varied by the Court with the consent of Agnico and Kirkland, each acting reasonably.

“Kirkland” means Kirkland Lake Gold Ltd. and includes its successors and permitted assigns.

“Kirkland CDI” means a Kirkland CHESS Depositary Interest (as defined in the Settlement Operating Rules of ASX), being a unit of beneficial ownership in a Kirkland Share that is registered in the name of CDN.

“Kirkland CDI Holders” means the holders of outstanding Kirkland CDIs.

“Kirkland DSU Plan” means Kirkland’s deferred share unit plan for non-employee directors, as described in the Kirkland Public Disclosure.

“Kirkland DSUs” means the outstanding deferred share units issued pursuant to the Kirkland DSU Plan.

“Kirkland Equity Awards” means the Kirkland Options, Kirkland DSUs, Kirkland PSUs and Kirkland RSUs.

“Kirkland Legacy Option Plans” means the omnibus incentive plan of Kirkland Lake Gold Inc. prior to its arrangement with Kirkland on November 30, 2016 and the option plan of St. Andrew Goldfields Ltd., each as described in the Kirkland Public Disclosure.

“Kirkland LTIP” means the long term incentive plan established by Kirkland on January 1, 2017, as amended on December 8, 2017 and May 29, 2020, as described in the Kirkland Public Disclosure.

“Kirkland Meeting” means the special meeting of Kirkland Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Merger Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Joint Circular and agreed to in writing by the Parties in accordance with the terms of the Merger Agreement.

“Kirkland Optionholders” means the holders of Kirkland Options.

“Kirkland Options” means the outstanding options to purchase Kirkland Shares granted under or otherwise subject to the Kirkland Legacy Option Plans.

“Kirkland PSUs” means the outstanding performance share units issued pursuant to the Kirkland LTIP.

“Kirkland RSUs” means the outstanding restricted share units issued pursuant to the Kirkland LTIP.

“Kirkland Shareholders” means the registered or beneficial holders of the Kirkland Shares (including, for the avoidance of doubt, the Kirkland CDI Holders), as the context requires.

“Kirkland Shares” means common shares in the capital of Kirkland as currently constituted and including, for greater certainty, where applicable, any corresponding Kirkland CDIs.

“Law” or “Laws” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), statute, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, notice, judgment, by-law, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise, and which shall include, for greater certainty, Environmental Laws.

“Letter of Transmittal” means the letter of transmittal to be delivered by Kirkland to Kirkland Shareholders for use in connection with the Arrangement.

“Lien” means any mortgage, pledge, hypothec, assignment, charge, lien, security interest, adverse interest in property, title retention agreement, adverse claim or right, or other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Market Price” at any date in respect of the Agnico Shares shall be, the volume weighted average trading price of such Agnico Shares on the TSX for the five trading days ending on the last trading date immediately before the date on which the Market Price is determined. In the event that the Agnico Shares are not then listed and posted for trading on the TSX, the Market Price shall be the fair market value of such Agnico Shares as determined by the Agnico Board in its sole discretion.

“Market Value” means the volume weighted average trading price of the Agnico Shares calculated by dividing the total value by the total volume of the Agnico Shares on the TSX for the five consecutive trading days immediately prior to the date as of which Market Value is determined. If the Agnico Shares are not trading on the TSX, then the Market Value shall be determined in the same manner based on the trading price on such stock exchange or over-the-counter market on which the Agnico Shares are listed and posted for trading as may be selected for such purpose by the Agnico Board. In the event that the Agnico Shares are not listed and posted for trading on any stock exchange or over-the-counter market, the Market Value shall be the fair market value of such Agnico Shares as determined by the Agnico Board in its sole discretion.

“Merger Agreement” means the merger agreement dated as of September 28, 2021 between Kirkland and Agnico, including all schedules attached thereto, as may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

“NYSE” means the New York Stock Exchange.

“OBCA” means the Business Corporations Act (Ontario).

“Parties” means Agnico and Kirkland, and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, limited liability company, organization, syndicate, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity) or any other entity, whether or not having legal status.

“Tax Act” means the Income Tax Act (Canada).

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Act” means the United States Securities Act of 1933.

“U.S. Tax Code” means the United States Internal Revenue Code of 1986.

“U.S. Treasury Regulations” means the treasury regulations under the U.S. Tax Code.

1.2	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(a)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(b)	Currency. All references to dollars or to $ are references to United States dollars, unless otherwise specified. In the event that any amounts are required to be converted from a foreign currency to United States dollars or vice versa, such amounts shall be converted using the most recent closing exchange rate of the Bank of Canada available before the relevant calculation date.

(c)	Gender and Number. Any words importing gender includes all genders, including the neuter gender. Words importing the singular number only include the plural and vice versa.

(d)	Certain Phrases and References, etc.

(i)	The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.”

(ii)	Unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement.

(e)	Statutes. Any reference to a law or statute refers to such law or statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded, unless stated otherwise.

(f)	Date for Action and Computation of Time.

(i)	If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

(ii)	A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(g)	Time References. Time is of the essence in this Plan of Arrangement. References to days means calendar days, unless stated otherwise. References to time are to local time, Toronto, Ontario, unless stated otherwise.

Article 2
Effect Of Arrangement

2.1	Merger Agreement

This Plan of Arrangement is made pursuant to, and is subject to, the provisions of the Merger Agreement and constitutes an arrangement as referred to in section 182 of the OBCA.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of a Certificate of Arrangement, will become effective, and be binding on the Parties, the Kirkland Shareholders (including Dissenting Shareholders), all holders of Kirkland Equity Awards, the registrar and transfer agent of Kirkland, the Depositary and all other Persons at and after the Effective Time, without any further act or formality required on the part of any Person.

Article 3
Arrangement

3.1	Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality, in each case, unless stated otherwise:

(a)	each Kirkland Share held by a Dissenting Shareholder shall be, and shall be deemed to be, transferred by the holder thereof, free and clear of all Liens, to Kirkland for a debt claim against Kirkland (to be settled by Kirkland with its own available funds on hand and not funds directly or indirectly provided by Agnico or any Affiliate of Agnico) for the amount therefor determined under Article 4, and: (i) the name of such Dissenting Shareholder shall be removed from the register of the Kirkland Shareholders maintained by or on behalf of Kirkland and such Kirkland Share shall be cancelled and cease to be outstanding; and (ii) such Dissenting Shareholder shall cease to be the holder of such Kirkland Share or to have any rights as a Kirkland Shareholder other than the right to be paid the fair value for such Kirkland Share as set out in Article 4;

(b)	each Kirkland Share outstanding immediately prior to the Effective Time (other than any Kirkland Share held by a Dissenting Shareholder and any Kirkland Shares held by Agnico or any of its Affiliates) shall be, and shall be deemed to be transferred by the holder thereof, free and clear of all Liens, to Agnico and, in consideration therefor, Agnico shall issue the Consideration for each Kirkland Share, subject to Section 3.3 and Article 5, and:

(i)	the holders of such Kirkland Shares shall cease to be the holders of such Kirkland Shares and to have any rights as holders of such Kirkland Shares, other than the right to be paid the Consideration by Agnico in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Kirkland Shareholders maintained by or on behalf of Kirkland; and

(iii)	Agnico shall be, and shall be deemed to be, the transferee of such Kirkland Shares, free and clear of all Liens, and shall be entered in the register of the Kirkland Shareholders maintained by or on behalf of Kirkland as the holder of such Kirkland Shares;

(c)	simultaneously with the steps set out in Section 3.1(b):

(i)	each Kirkland Option (whether vested or unvested) outstanding immediately prior to the Effective Time will be transferred by the holder thereof to Agnico in exchange for an Agnico Replacement Option exercisable to purchase from Agnico the number of Agnico Shares equal to the product of (A) the number of Kirkland Shares subject to the Kirkland Option immediately before the Effective Time, and (B) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of an Agnico Share on any particular exercise of Agnico Replacement Options, then the number of Agnico Shares otherwise issued shall be rounded down to the nearest whole number of Agnico Shares. The exercise price per Agnico Share subject to any such Agnico Replacement Option shall be an amount equal to the quotient of (X) the exercise price per Kirkland Share under the exchanged Kirkland Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Agnico Replacement Options shall be rounded up to the nearest whole cent). It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of an Agnico Replacement Option will be adjusted such that the In-The-Money Amount of the Agnico Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Kirkland Option immediately before the exchange. All terms and conditions of an Agnico Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Kirkland Option for which it was exchanged, and shall be governed by the terms of the applicable Kirkland Legacy Option Plan and any document evidencing a Kirkland Option shall thereafter evidence and be deemed to evidence such Agnico Replacement Option;

(ii)	each Kirkland RSU (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall remain outstanding in accordance with the terms of the Kirkland LTIP and, upon vesting of such Kirkland RSUs following the Effective Time, such Kirkland RSUs shall entitle the holder thereof to receive, pursuant to its terms in cash or shares in accordance with the terms of the Kirkland LTIP, a payment equal to the Market Price on the date of vesting of such number of Agnico Shares as is equal to (A) the number of Kirkland Shares subject to the Kirkland RSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number;

(iii)	each Kirkland PSU (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall remain outstanding in accordance with the terms of the Kirkland LTIP and, upon vesting of such Kirkland PSUs following the Effective Time, such Kirkland PSUs shall entitle the holder thereof to receive, pursuant to its terms in cash or shares in accordance with the terms of the Kirkland LTIP, a payment equal to the Market Price on the date of vesting of such number of Agnico Shares as is equal to (A) the number of Kirkland Shares subject to the Kirkland PSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number, provided that the “payout factor” (as provided for under the Kirkland LTIP) following the Effective Time shall be adjusted by the Kirkland Board consistent with the terms of the Kirkland LTIP and shall be not less than the payout factor that would otherwise have applied to such Kirkland PSUs under the Kirkland LTIP as of the close of markets on September 24, 2021;

(iv)	each Continuing Kirkland DSU (whether vested or unvested) outstanding immediately prior to the Effective Time held by a Continuing Kirkland Director shall remain outstanding in accordance with the terms of the Kirkland DSU Plan and, upon the redemption or settlement of such Continuing Kirkland DSUs following the Effective Time, such Continuing Kirkland DSUs shall entitle the Continuing Kirkland Director to receive, pursuant to the terms of the Kirkland DSU Plan, a payment equal to the Market Value on the date of redemption or settlement of such number of Agnico Shares as is equal to (A) the number of Kirkland Shares subject to the Continuing Kirkland DSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number; and

(v)	each Kirkland DSU (whether vested or unvested), other than a Continuing Kirkland DSU, outstanding immediately prior to the Effective Time held by a holder shall be, and shall be deemed to be, transferred by such holder to Kirkland in exchange for a cash payment from Kirkland equal to the Fair Market Value immediately prior to the Effective Time (less any withholding or deduction on account of Taxes) and each such Kirkland DSU shall be immediately cancelled and (A) the holders of such Kirkland DSUs shall cease to be holders thereof and to have any rights as holders of such Kirkland DSUs, other than the right to receive the consideration to which they are entitled under this Section 3.1(c)(v), (B) such holders’ names shall be removed from the register of Kirkland DSUs maintained by or on behalf of Kirkland, and (C) all agreements relating to the Kirkland DSUs (but excluding the Kirkland DSU Plan) shall be terminated and shall be of no further force and effect.

3.2	Post-Effective Time Procedures

Subject to the provisions of Article 5, and upon return of a properly completed Letter of Transmittal by a registered Kirkland Shareholder together with, as applicable, certificates or a direct registration statement (DRS) advice (a “DRS Advice”) representing Kirkland Shares and such other documents as the Depositary may reasonably require, Kirkland Shareholders shall be entitled to receive delivery of certificates or a DRS Advice representing the Consideration Shares to which they are entitled pursuant to Section 3.1(b). All calculations and determinations by Agnico, Kirkland or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

3.3	No Fractional Shares

(a)	No fractional Agnico Shares shall be issued to Kirkland Shareholders. The number of Agnico Shares to be issued to Kirkland Shareholders shall be rounded down to the nearest whole Agnico Share in the event that any Kirkland Shareholder is otherwise entitled to a fractional share representing less than a whole Agnico Share.

(b)	All Agnico Shares issued pursuant to this Plan of Arrangement shall be, and shall be deemed to be, validly issued and outstanding as fully paid and non-assessable shares.

3.4	Adjustment of Consideration

The Exchange Ratio, and any other dependent item set out in this Plan of Arrangement, shall be adjusted in the circumstances and in the manner described in section 2.11 of the Merger Agreement, except as may be otherwise agreed by the Parties.

3.5	U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of section 368(a) of the U.S. Tax Code and the U.S. Treasury Regulations promulgated thereunder, and this Plan of Arrangement, is intended to be, and is hereby adopted as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under section 368 of the U.S. Tax Code. Each Party agrees to treat the Arrangement as a reorganization within the meaning of section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, to treat the Merger Agreement, together with this Plan of Arrangement, as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under section 368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by Law.

3.6	U.S. Securities Law Matters

The Parties intend that this Plan of Arrangement be carried out such that, the issuance of the Consideration Shares to Kirkland Shareholders in exchange for the Kirkland Shares and the issuance of the Agnico Replacement Options to holders of Kirkland Options in exchange for such Kirkland Options upon completion of the Arrangement, pursuant to this Plan of Arrangement, qualifies for the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereunder and pursuant to similar exemptions under applicable U.S. state securities laws.

Article 4
Dissent Rights

4.1	Dissent Rights

Each registered Kirkland Shareholder may exercise dissent rights (“Dissent Rights”) with respect to Kirkland Shares held by such Kirkland Shareholder in connection with the Arrangement pursuant to and in the manner set forth in section 185 of the OBCA, as modified by the Interim Order and this Section 4.1; provided, however, that the written notice setting forth the objection of such registered Kirkland Shareholder to the Arrangement Resolution must be received by Kirkland not later than 4:00 p.m. on the day that is two Business Days immediately preceding the date of the Kirkland Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Kirkland Shares held by them and in respect of which Dissent Rights have been validly exercised, to Kirkland, free and clear of all Liens, as provided in Section 3.1(a) and if they:

(a)	are ultimately entitled to be paid fair value for their Kirkland Shares from Kirkland: (i) shall be deemed not to have participated in the transactions in respect of such Kirkland Shares in Article 3 (other than Section 3.1(a)); (ii) shall be entitled to be paid the fair value of such Kirkland Shares by Kirkland (with Kirkland funds and not funds directly or indirectly provided by Agnico or any Affiliate of Agnico), which fair value, notwithstanding anything to the contrary contained in Part XIV of the OBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholders had not exercised their Dissent Rights in respect of such Kirkland Shares; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Kirkland Shares, such Dissenting Shareholders shall be deemed to have participated in the Arrangement on the same terms as a non-dissenting holder of Kirkland Shares and shall be entitled to receive only the Consideration contemplated by Section 3.1(b) that such Dissenting Shareholders would have received pursuant to the Arrangement if such Dissenting Shareholders had not exercised their Dissent Rights.

4.2	Recognition of Dissenting Shareholders

(a)	In no circumstances shall the Parties or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of Kirkland Shares in respect of which such Dissent Rights are purported to be exercised.

(b)	For greater certainty, in no case shall the Parties or any other Person be required to recognize any Dissenting Shareholder as a holder of Kirkland Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the name of such Dissenting Shareholder shall be removed from the register of Kirkland Shareholders maintained by or on behalf of Kirkland as to those Kirkland Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs. In addition to any other restrictions in the Interim Order and under section 185 of the OBCA, for greater certainty, none of the following Persons shall be entitled to exercise Dissent Rights: (i) any holder of Kirkland Equity Awards; (ii) any Person (including any beneficial owner of Kirkland Shares) who is not a registered holder of Kirkland Shares; and (iii) any Kirkland Shareholder who votes or has instructed a proxyholder to vote its Kirkland Shares in favour of the Arrangement Resolution.

Article 5
Delivery Of Consideration

5.1	Payment of Consideration

(a)	Following the receipt of the Final Order and on the day immediately prior to the Effective Date, prior to the filing by Kirkland of the Articles of Arrangement with the Director, Agnico shall deposit in escrow with the Depositary sufficient Consideration Shares (and any treasury directions addressed to Agnico’s transfer agent as may be necessary) to satisfy the aggregate Consideration payable to Kirkland Shareholders (other than Dissenting Shareholders) under the Arrangement and in accordance with this Plan of Arrangement, which Consideration Shares shall be held by the Depositary as agent and nominee for such Kirkland Shareholders for delivery to such Kirkland Shareholders in accordance with the provisions of this Article 5.

(b)	As soon as practicable after the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate or a DRS Advice that immediately before the Effective Time represented one or more outstanding Kirkland Shares that were transferred under Section 3.1(b), together with a duly completed Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate or DRS Advice representing the Consideration Shares that such holder thereof is entitled to receive in accordance with Section 3.1(b), less any amounts withheld pursuant to Section 5.5.

(c)	After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Kirkland Shares (other than any Kirkland Share held by a Dissenting Shareholder and Kirkland Shares held by Agnico or any of its Affiliates) shall be deemed at all times to represent only the right to receive in exchange therefor a certificate or a DRS Advice representing Consideration Shares, less any amounts withheld pursuant to Section 5.5.

5.2	Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Kirkland Shares that were exchanged in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Consideration to which such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery in exchange for such lost, stolen or destroyed certificate, the holder to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Agnico and the Depositary, each acting reasonably, in such amount as Agnico may direct, or otherwise indemnify Agnico, Kirkland and the Depositary in a manner satisfactory to Agnico, Kirkland and the Depositary, each acting reasonably, against any claim that may be made against a Party or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Extinction of Rights

If (a) any former Kirkland Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 5.1 or Section 5.2 in order for such former Kirkland Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 3.1, or (b) any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement has not been deposited or has been returned to the Depositary or otherwise remains unclaimed, in each case, on or before the third anniversary of the Effective Date, then on the third anniversary of the Effective Date (i) such former Kirkland Shareholder will be deemed to have donated and forfeited to Agnico or its successors, all such Consideration held by the Depositary in trust for such former holder to which such former holder is entitled, (ii) any certificate, DRS Advice or other documentation representing Kirkland Shares formerly held by such former holder shall cease to represent a claim or any interest of any nature whatsoever and will be deemed to have been surrendered to Agnico and will be cancelled, (iii) any payment made by way of cheque and any other right or claim to payment hereunder that remains outstanding will cease to represent a claim or any interest of any nature whatsoever and will be deemed to have been surrendered to Agnico and shall be paid over by the Depositary to Agnico or as directed by Agnico, and (iv) the Consideration Shares which such former Kirkland Shareholder was entitled to receive shall be automatically transferred to Agnico and the certificates, documents or other instruments representing such Consideration Shares shall be delivered by the Depositary to Agnico for cancellation and the interest of such former Kirkland Shareholder in such Consideration Shares shall be terminated. None of the Parties, or any of their respective successors, will be liable to any Person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Agnico or Kirkland or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

5.4	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Agnico Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Kirkland Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2, as applicable. Subject to Law and Sections 5.3 and 5.5, at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is entitled pursuant to the Plan of Arrangement, be delivered to such holder, without interest, a cheque for the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Agnico Shares.

5.5	Withholding Rights

(a)	Agnico, Kirkland, the Depositary and any other Person that makes a payment under this Plan of Arrangement, as applicable, shall be entitled to deduct or withhold (or cause to be deducted or withheld) from any amounts payable or otherwise deliverable to any Person pursuant to this Plan of Arrangement, including Kirkland Shareholders exercising Dissent Rights, and from all dividends, distributions or other amounts otherwise payable to any former Kirkland Shareholders or holders of Kirkland Equity Awards, such Taxes or other amounts as Agnico, Kirkland, the Depositary or such other Persons are or may be required, entitled or permitted to deduct or withhold with respect to such payment under the Tax Act, or any other provisions of any Laws. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate Governmental Entity.

(b)	Each of Agnico, Kirkland, the Depositary or any other Person that makes a payment under this Plan of Arrangement, as applicable, is hereby authorized to sell or otherwise dispose, on behalf of a Person, such portion of any Consideration Shares or other security otherwise deliverable to such Person under this Plan of Arrangement, as is necessary to provide sufficient funds (after deducting commissions payable and other costs and expenses) to Agnico, Kirkland, the Depositary or such other Person, as the case may be, to enable it to comply with any deduction or withholding permitted or required under Section 5.5(a), and Agnico, Kirkland, the Depositary or such other Person, as applicable, shall notify such Person and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such Person. None of Agnico, Kirkland, the Depositary or any other Person will be liable for any loss arising out of any sale under this Section 5.5.

5.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.7	Illegality of Delivery of Consideration Shares

Notwithstanding any other provision of this Plan of Arrangement, if it appears to Agnico that it would be contrary to Law to issue Consideration Shares pursuant to the Arrangement to any Kirkland Shareholder that is not a resident in Canada or the United States, respectively, the Consideration Shares that otherwise would be issued to that Person may be issued by Agnico to the Depositary or another nominee appointed by Agnico acting as agent for that Person. The Consideration Shares so issued to the Depositary or such nominee, as applicable, will be sold on behalf of that Person as soon as practicable after the Effective Date in the normal course of trading on the TSX and/or the NYSE, on such dates and at such prices as the Depositary or the nominee, as applicable, determines in its sole discretion as agent for such Person. Each such Person shall be entitled to receive a pro rata share of the proceeds of sale (after withholding or deducting any applicable Taxes) of such Consideration Shares on the basis of each such Person’s Consideration Shares held by the Depositary or nominee on behalf of such Person and in full satisfaction of such Person’s Consideration Shares held by the Depositary or nominee on behalf of such Person. The net proceeds of such sale will be remitted to such Person in the same manner as any other cash payments pursuant to this Article 5. None of Agnico, Kirkland, the Depositary or any other Person will be liable for any loss arising out of or in connection with any such sales. For all tax purposes, such Person shall be treated as receiving such Consideration Shares on the Effective Date and then selling such Consideration Shares on the TSX and/or NYSE after the Effective Date.

5.8	Interest

Under no circumstances shall interest accrue or be paid by Agnico, Kirkland, the Depositary or any other Person to Persons depositing certificates or DRS Advices pursuant to this Plan of Arrangement in respect of Kirkland Shares, or former holders of Kirkland Equity Awards, regardless of any delay in making any payment contemplated hereunder.

Article 6
Amendments

6.1	Amendments to Plan of Arrangement

(a)	Agnico and Kirkland may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Agnico and Kirkland, each acting reasonably, (iii) filed with the Court and, if made following the Kirkland Meeting, approved by the Court, and (iv) communicated to Kirkland Shareholders if and as required by the Court.

(b)	Any amendment, modification and/or supplement to this Plan of Arrangement, if approved by Agnico and Kirkland, each acting reasonably, may be proposed by Agnico or Kirkland at any time prior to the Kirkland Meeting, with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Kirkland Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Kirkland Meeting shall be effective only if (i) it is consented to in writing by the Parties, each acting reasonably, and (ii) if required by the Court, it is consented to by some or all of the Kirkland Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Agnico provided that it concerns a matter which, in the reasonable opinion of Agnico, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Kirkland Shares or Kirkland Equity Awards.

(e)	Notwithstanding anything in this Plan of Arrangement or the Merger Agreement, Agnico and Kirkland shall be entitled at any time prior to or following the Kirkland Meeting or the Agnico Meeting to modify this Plan of Arrangement with respect to any Pre-Arrangement Reorganization effected in accordance with the terms of the Merger Agreement without any prior notice or communication or approval of the Court, the Kirkland Shareholders, the Agnico Shareholders or the holders of the Kirkland Equity Awards, provided such modifications are not adverse to the financial or economic interests of the Kirkland Shareholders, the Agnico Shareholders or the holders of the Kirkland Equity Awards entitled to receive the applicable consideration under Section 3.1.

Article 7
Termination

7.1	Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Merger Agreement. Upon the termination of this Plan of Arrangement pursuant to section 7.2 of the Merger Agreement, no Party shall have any liability or further obligation to any other Party or Person hereunder other than as set out in the Merger Agreement.

Article 8
Further Assurances

8.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Agnico and Kirkland will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

8.2	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Kirkland Shares and Kirkland Equity Awards issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Kirkland Shareholders, holders of Kirkland Equity Awards, Kirkland, Agnico, the Depositary and any registrar or transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Kirkland Shares and Kirkland Equity Awards shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.